SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Star Gas Partners, L.P.

(Name of Issuer)

Senior Subordinated Units

(Title of Class of Securities)

85512C 20 4 (CUSIP Number)

March 22, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 85512C 20 4

1.	Name of Reporting Person: I.R.S. Identification No. of Above Person (ENTITIES ONLY) Irik P. Sevin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only	☐
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by	5. Sole Voting Power: 286,067 6. Shared Voting Power: - 7. Sole Dispositive Power: 286,067 8. Shared Dispositive Power: -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 286,067 Senior Subordinated Units
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11.	Percent of Class Represented by Amount in row (9) 8.5%
12.	Type of Reporting Person (See Instructions): IN

Item 1	(a)	Name of Issuer

Star Gas Partners, L.P.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

2187 Atlantic Street Stamford, CT 06902

Item 2	(a)	Name of Person Filing:

Irik P. Sevin

Item 2	(c)	Citizenship:

United States

Item 2	(d)	Title of Class of Securities:

Senior Subordinated Units

Item 2	(e)	CUSIP Number:

85512C 20 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

Not Applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Exchange Act;

	(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

	(i)	☐ Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount Beneficially Owned(1)(2):

286,067

(b) Percent of Class:

8.5%

(c) Number of shares as to which such person has(1):

(i) sole power to vote or to direct the vote:

286,067

(ii) shared power to vote or to direct the vote:

-

(iii) sole power to dispose or to direct the disposition of:

286,067

(iv) shared power to dispose or direct the disposition of:

-

(1)    Does not include 29,133 Senior Subordinated Units owned by Star Gas LLC, the general partner of Star Gas Partners, L.P. Mr. Sevin is director and a member of Star Gas LLC.

(2)    Gives effect to the issuance to Mr. Sevin by the Issuer, effective as of March 15, 2005, of 102,000 senior subordinated units and the receipt by Mr. Sevin, as of March 22, 2005, of 156,732 senior subordinated units from a trust for the benefit of Mr. Sevin.

Item 5.	Ownership of Five Percent or Less of a Class ☐

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2005

/s/ Irik P. Sevin
Irik P. Sevin